

May 4, 2010

<u>Via U.S. Mail & Facsimile</u>

Ms. Caitlin Jeffs
Chief Executive Officer
Red Metal Resources Ltd.
195 Park Avenue
Thunder Bay, Ontario
Canada P7B 1B9

> **Re: Red Metal Resources Ltd.**
> **Amendment No. 1 to Form 10-12G**
> **File No. 0-52055**
> **Filed April 14, 2010**

Dear Ms. Jeffs:

We have reviewed your response letter and amended filing, and we have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Page number references below correspond to the marked copy of Amendment No. 1 submitted with your response letter.

<u>Business, page 1</u>

2.   We note your statement at page 1, "To the best of our knowledge, <u>and after consultation with an attorney knowledgeable in the practice of mining</u>, we believe that we have taken the steps necessary to ensure that we have good title to our mineral claims" [emphasis added]. Your reference to a consultation with counsel suggests that an attorney has rendered an

expert opinion regarding the status of the title to your claims. Please file a written consent of the attorney you consulted with or revise to remove the suggestion that an attorney has concluded that you hold valid title. See Securities Act Rule 436.

3.   Please quantify the amount of annual fees that you are required to pay so that your *mensura* claims do not expire. Similar to the disclosure on page 17, please quantify in this section the total amount of payments you must make on your mineral claims in the next 12 months to retain your interests. Finally, disclose in this section, as you have disclosed on page 24, that you do not expect to have operating revenue within the next year.

Risk Factors, page 18

Our auditors have expressed substantial doubt…, page 18

4.   Please clarify whether you earned the $16,000 in royalty income in the fiscal year ended January 31, 2009 or in the fiscal year ended January 31, 2010. In addition, based on the financial statements, the royalty interest earned was $15,658. Please revise accordingly.

Item 7: Certain Relationships and Related Transactions, and Director Independence, page 33

5.   Please explain the nature of the travel and entertainment expenses.

Directors and Executive Officers, page 31

6.   Please revise the biographical disclosures for Ms. Jeffs and Mr. Thompson to disclose their professional activities during the six month period from April to October 2007.

Executive Compensation, page 32

Table 18: Summary Compensation, page 33

7.   It is not clear from your tabular disclosure whether Ms. Jeffs and Mr. Thompson received $115,213 each for their services. Given your disclosure in footnote b on page 34, it appears that this figure is the total amount paid to Fladgate Exploration Consulting Corporation for the services of both named executive officers. Please provide appropriate clarification.

Financial Statements, page 42

8.   We note that you have current and prior independent accountants involved in auditing your 2009, 2010 and inception-to-date financial statements. Given that your current auditors placed reliance on the work of your prior auditors in extending audit coverage to the inception-to-date information, also considering that your current auditors have not audited 2009, you need to include the audit report from your prior auditors along with that of your

current auditors to comply with Rules 2-05 and 8-02 of Regulation S-X. However, you need to obtain permission from your prior independent accountants to include their report in your registration statement or have those periods re-audited. Please make the necessary arrangements and amend your filing to resolve these concerns.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Paul Monsour at (202) 551-3360 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief